EXCEED COMPANY LTD. APPOINTS NEW CHIEF FINANCIAL OFFICER

Fujian, China — August 24, 2011 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, today announced the appointment of Vivien Tai as Chief Financial Officer effective August 31, 2011.  Ms. Tai replaces Terence Wong, who has decided to leave Exceed to pursue another professional opportunity.  Mr. Wong will continue to consult Exceed management and support the transition process as a special advisor until November 2011.  The Company confirms that Mr. Wong's departure is voluntary and amicable, and there is no dispute between Mr. Wong and the Company.  In addition, the Company has appointed Mr. Kevin Gao to the role of Investor Relations Director, effective August 22, 2011.

Ms. Tai has over seven years of experience in finance, accounting and auditing roles including four years at Ernst & Young.  Ms. Tai joined Exceed in February 2008 and, prior to her appointment as Chief Financial Officer, most recently served as Vice President of Finance and Company Secretary.  Ms. Tai is a member of the American Institute of Certified Public Accountants, a Certified Public Accountant (New Hampshire) and is an Australia CPA. Ms. Tai holds a bachelor’s degree and a master’s degree in applied science from University of Toronto, Canada.

Mr. Gao has over 16 years of experience in accounting, finance and business development. Prior to joining Exceed, Mr. Gao served as the Canada Regional Controller for Canadian Solar Inc., Ltd. He is a Member of American Institute of Certified Public Accountants and Financial Executives International (FEI), a Certified Public Accountant (Illinois) and a Certified Management Accountant (U.S.). Mr. Gao holds an MBA from Kellogg School of Management and a Master of Accounting from the University of Illinois at Urbana Champaign.

Commenting on the appointment, Mr. Shuipan Lin, Exceed’s founder, Chairman and CEO said, “Vivien has played an integral role in the management of the finance and accounting function at Exceed over the past years, and it gives me great pleasure to announce her promotion to the role of Chief Financial Officer.  She has displayed strong leadership skills during her tenure as Vice President of Finance, and I look forward to working closely with her as we continue to capitalize on the strong growth opportunities in China’s domestic sportswear market.  In addition, I would like to welcome Kevin Gao to the Exceed team.  His extensive experience in business development, corporate communications and finance positions will be a valuable asset to our company as well as our shareholders.  I would also like to thank Terence Wong for his dedication and significant contributions to the success of our company in the past.   It has been a pleasure working with him and we wish him the best in his future endeavors.”

Ms. Vivien Tai said, “I have had the pleasure of working at Exceed during a period of rapid growth, as we have solidified our position as a leading domestic sportswear brand in China.  I look forward to working with Mr. Lin and the rest of the senior management team to continue the development of Exceed and ultimately deliver increasing value to our shareholders.”

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com